

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2011

Via Email
David Karp, CFO
CounterPath Corporation
Suite 300, One Bentall Centre
505 Burrard Street
Vancouver, British Columbia V7X 1M3
Canada

Re: **CounterPath Corporation**
Registration Statement on Form S-1
Filed September 8, 2011
File No. 333–176731

Dear Mr. Karp:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your financial statements and related information throughout the prospectus. Refer to Item 8-08 of Regulation S-X.

Selling Security Holders, page 10

2.   Please reconcile the total number of shares being offered in the selling security holder table (4,718,700) with the number of shares being registered (4,938,906).

Security Ownership of Certain Beneficial Owners and Management, page 43

3.   The beneficial ownership table in your definitive proxy statement filed August 25, 2011 indicates that your directors and executive officers as a group own 16,388,670 shares of

your common stock, but the table in your Form S-1 indicates that your management owns 13,118,152 shares. As your Form S-1 does not disclose any change in the number of shares of your common stock owned by your directors or executive officers since filing of the definitive proxy statement, please explain the discrepancy between the two tables.

Exhibit Index, page 58

4.   We note that you filed the agreements related to your June 14, 2011 private placement as exhibits to your Form 10-Q for the quarter ended July 31, 2011. Please incorporate these agreements into the exhibit index in your Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Daniel Leslie at (202) 551-3876 or me at (202) 551-3456. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via Email
        Virgil Hlus
        Clark Wilson LLP